UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:___________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Medite Cancer Diagnostics, Inc.

Full Name of Registrant

Former Name if Applicable

4203 SW 34th St.

Address of Principal Executive Office (Street and Number)

Orlando, FL 32811

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2015 (the “Quarterly Report”) due to delays experienced in the collection and compilation of certain information required to be included in the Quarterly Report. In addition, the Registrant changed its auditing firm on May 14, 2015, and additional time is required for the new auditor to perform its review. The Registrant intends to file the Quarterly Report with the Securities and Exchange Commission within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michaela Ott	(407)	996-9631
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION OF ANTICIPATED CHANGE

The 2014 first quarter operating results reflected in the March 31, 2015 10Q reported by MEDITE Cancer Diagnostics, Inc. will report Medite Enterprise, Inc. as a standalone company before the merger with CytoCore Inc. effective April 4, 2014.  CytoCore Inc’s 2014 first quarter results are not included in these numbers since MEDITE Enterprise, Inc. became the reporting entity assuming the CytoCore‘s legal corporate entity after the merger. The 2015 first quarter operating results reported in the March 31, 2015 10Q report the operations of MEDITE Enterprise, Inc. and CytoCore Inc. (name changed to MEDITE Cancer Diagnostics, Inc.) as combined companies. Therefore, the average CytoCore operating loss contribution of estimated $200,000 is included in the 2015 first quarter combined operating result. MEDITE Enterprise, Inc’s 2014 first quarter operating results incurred before the April 3, 2014 merger are filed as unaudited information with the SEC on June 17, 2014.

Medite Cancer Diagnostics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2015	By:	/s/ Michaela Ott.
Michaela Ott
Chief Executive Officer